September 30, 2019

Darcy Horn Davenport
President and Chief Executive Officer
BellRing Brands, Inc.
2503 S. Hanley Road
St. Louis, MO 63144

       Re: BellRing Brands, Inc.
           Registration Statement on Form S-1
           Filed September 20, 2019
           File No. 333-233867

Dear Ms. Davenport:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Disruption of our supply chain and changes in weather conditions could have an adverse effect on..., page 29

1. You disclose that approximately 84% of your Premier Protein RTD shake supply came from three manufacturing locations of a single supplier, Stremick's Heritage Foods,
       LLC, and that approximately 57% came from a single location of that supplier. We further note that you utilize a sole supplier for the aseptic packaging for your Premier
       Protein RTD shakes in the 11 ounce size. With this concentration, please disclose the location of such manufacturing facilities and describe any specific risks related to these geographic locations so that investors can better assess your supply risk. For example, we note that Stremick's public website, available at http://www.heritage-
 Darcy Horn Davenport
BellRing Brands, Inc.
September 30, 2019
Page 2
      foods.com/index.php?id=2, under "Capabilities-Production Facilities" discloses that it has facilities in Riverside and Santa Ana, CA, Cedar City, UT, and Joplin, MO. In terms of risks attendant to any one geographic location, as example only, we note that in 2011 an
      EF-5 multiple vortex tornado struck Joplin, MO, and since modern weather record keeping began in 1950, this was the deadliest and most costly tornado, with losses approaching $3 billion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at 202-551-3337 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameDarcy Horn Davenport
                                                           Division of
Corporation Finance
Comapany NameBellRing Brands, Inc.
                                                           CF Office of
Manufacturing
September 30, 2019 Page 2
cc:       Tom W. Zook
FirstName LastName